Exhibit 99.73
News Release
THERATECHNOLOGIES TO PRESENT AT BIOFINANCE 2010 CONFERENCE
Montréal, Canada, April 5, 2010 — Theratechnologies (TSX: TH) announced today that Yves Rosconi, President and Chief Executive Officer, will present an overview of the Company at the BioFinance 2010 Conference, being held this week in Toronto. Mr. Rosconi will be speaking at 11:00 a.m., on Wednesday, April 7, in the Trinity II Room of the Toronto Marriott Eaton Centre.
BioFinance is the Canadian life science industry’s leading investor conference that brings together key industry players to consider investment opportunities and issues affecting companies in biotechnology.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration, seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.
Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514 336-7800, ext. 205
communications@theratech.com
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com